UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11‑K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission File Number 1-12358

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLONIAL PROPERTIES TRUST AMENDED AND RESTATED
401(k) PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure
under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sellers, Richardson, Holman & West, LLP

Birmingham, Alabama

June 15, 2011

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
	2010	2009 (as Revised)

Assets
Investments, at fair value	$29,386,877	$25,439,517

Receivables
Employer contribution receivable	—	790,915
Notes from participants	—	223
Total receivables	—	791,138
Total assets	$29,386,877	$26,230,655

Liabilities
Excess contributions refundable	47,821	—
Net assets reflecting investments at fair value	$29,339,056	$26,230,655

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	226,143	252,704
Net assets available for benefits	$29,565,199	$26,483,359

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2010

Additions to net assets available for benefits:
Investment income
Interest and dividends	$446,672
Net appreciation in the fair value of investments	4,351,384
Total investment income	4,798,056
Contributions
Employee contributions	2,051,094
Rollover contributions - participant	93,167
Total contributions	2,144,261
Total additions	6,942,317

Deductions from net assets available for benefits:
Benefit payments	3,860,477
Net increase	3,081,840

Net assets available for benefits:
Beginning of year	$26,483,359
End of year	$29,565,199

The accompanying notes are an integral part of these financial statements.

1.	General

Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan.
The Plan was established on January 1, 1995, by Colonial Properties Trust (the “Company”) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions. Effective January 1, 2008, the Company amended the Plan to be a “Safe-Harbor Plan” pursuant to Section 401(k)(12) of the Internal Revenue Code. The change affected employer's contributions and vesting of contributions. The Plan was amended and restated effective January 1, 2009. The Plan suspended employer Safe-Harbor matching contributions effective July 1, 2009, and no longer qualifies as a Safe-Harbor Plan. See Note 2 below for further detail.
2.    Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
Eligibility
Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company discretionary matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours. In order to share in discretionary matching and profit sharing contributions and forfeitures, a participant must be employed by the Company on the last day of the plan year and must complete at least 1,000 hours of service during that plan year. These requirements did not apply to Safe-Harbor contributions.
Employee Contributions
The amount of salary reduction (amount transferred to the Plan) for any plan year shall be at least 1% of the participant's compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($16,500 per participant in 2010). The amount of the salary reduction is remitted by the Company to the Plan's trustee at the end of each pay period.
Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.
Employer's Contributions
As a result of the economic downturn, during 2009, the Company took actions to reduce corporate expenses. These actions included suspending all employer Safe-Harbor matching contributions indefinitely effective July 1, 2009, until the Company's Board of Trustees determines it is appropriate to resume these contributions. With the suspension of the employer matching contributions effective July 1, 2009, the Plan no longer qualifies as a Safe-Harbor Plan.

The Company may also contribute a discretionary matching and profit sharing contribution to the Plan for each plan year. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2010.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Earnings allocations are based on the amount the participant has invested in a particular fund. Employer matching contributions are allocated based on the participant's elected deferral percentage. Discretionary contributions are allocated proportionately based on the compensation of each individual participant relative to the compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options
The Plan provides participants with various investment options, including eighteen mutual funds, one guaranteed investment contract and one common stock fund. The Plan currently holds one additional common stock fund, the Colonial BancGroup, Inc. Stock Fund, which has not been an investment option for employees since 2005.
Forfeitures
The nonvested portion of a terminated employee's account balance shall be forfeited. At December 31, 2010, net assets available for benefits include $17,762 of unallocated forfeitures that will be allocated among participants in the 2011 Plan year. Forfeitures were allocated back to all eligible participant accounts that met the requirements of completing 1,000 hours of service with the Company during the Plan year and were employed on December 31, 2010.
Notes Receivable from Participants
New participant loans are no longer permissible under the current terms of the Plan. The Plan had one remaining loan outstanding at December 31, 2009. The loan was secured by the participant's vested account balance and bore an interest rate of 7.25%, which was commensurate with prevailing market rates. Loans were repaid through payroll deduction including principal and interest. As of December 31, 2010 and 2009, the Plan had a notes receivable balance of $0 and $223, respectively. The loan outstanding at December 31, 2009 was repaid in 2010.
Distribution of Benefits
Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. The Plan also allows employees to withdraw vested balances (excluding Safe-Harbor matching contributions) starting at age 59 ½. Benefit payments are made in the form of lump sum distributions or direct rollovers.
Vesting
A participant's interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant's interest in his or her employer Safe-Harbor contributions (made after January 1, 2008) and 2009 discretionary employer matching contributions shall be fully vested and nonforfeitable. A participant's interest in his or her employer Non Safe-Harbor contributions and profit sharing contributions (made before January 1, 2008) shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all contributions (both employer and employee). Prior to the occurrence of any of the preceding events, a vested interest in employer Non Safe-Harbor contributions, discretionary employer matching contributions and profit sharing contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, Plan assets will become nonforfeitable and will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

3.     Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
Contributions
Contributions receivable from participant's elective deferrals of salary are recorded based on unremitted deductions from participant's compensation. Contributions receivable from the employer, if any, are recorded based upon a matching contribution calculated on the last day of the year.
Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions or direct rollovers. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.
Accounting Pronouncements Recently Adopted
In January 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity is required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the disclosures as required by ASU 2010-06 in the notes to the Plan's financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan's financial statements effective January 1, 2011. The effect of the adoption on the Plan's financial statements was not material.

In September 2010, FASB issued an amendment, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $223 from investments to notes receivable as of December 31, 2009. There was no impact to net assets as of December 31, 2010 or 2009, as a result of the adoption.

4.     Investments

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,351,384 as follows:

2010

Colonial Properties Trust Stock Fund	$1,608,525
Colonial BancGroup, Inc. Stock Fund	(232)
Mutual Funds	2,607,006
Guaranteed Investment Contract	136,085
$4,351,384

The following is a summary of investments held in excess of five percent of the Plan's net assets at December 31, 2010 and 2009:

	2010	2009

Colonial Properties Trust Stock Fund	$4,656,075	$2,880,654
Principal Mid Cap Blend R4 Fund	—	1,593,111
Calvert Large Cap Growth A Fund	—	1,903,931
Alliance Large Cap Value R4 Fund	—	1,565,346
Principal Fixed Income Option*	4,522,859	5,054,079
Calvert Social Inv Bond A Fund	—	1,955,307
Principal Inv LifeTime 2020 R4 Fund	—	2,297,590
Principal Inv LifeTime 2030 R4 Fund	—	1,800,340
PIMCO Total Return Instl Fund	2,358,505	—
T. Rowe Price Rtmt 2020 R Fd	2,689,210	—
T. Rowe Price Rtmt 2030 R Fd	1,712,192	—
MFS Value R2 Fund	1,677,919	—
Prud Jenn 20/20 Focus A Fund	1,904,576	—
Aston/Optimum Mid Cap N Fund	1,997,760	—

* stated at contract value

5.    Fair Value Measurements

Accounting Standards Codification ("ASC") 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stocks: Certain common stocks are valued at closing price reported on the active market on which the individual securities are traded. Investments in delisted common stocks are valued at the unadjusted quoted price based on the last valuation date that the stock was traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Guaranteed investment contract: Fair value represents the value the Plan would receive if the contract was terminated, which is contract value less a discontinuance charge (see Note 6).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

	2010

	Level 1	Level 2	Level 3		Total
Common Stocks:
Colonial Properties Trust Stock Fund	$4,656,075	$—	$—		$4,656,075
Colonial BancGroup, Inc. Stock Fund	—	—	307	(a)	307
Total Common Stocks	4,656,075	—	307		4,656,382

Mutual Funds:
Large U.S. Equity	4,520,481	—	—		4,520,481
Small / Mid U.S. Equity	5,364,390	—	—		5,364,390
International Equity	1,112,293	—	—		1,112,293
Balanced / Asset Allocation	7,078,110	—	—		7,078,110
Fixed Income	2,358,505	—	—		2,358,505
Total Mutual Funds	20,433,779	—	—		20,433,779

Guaranteed Investment Contract	—	—	4,296,716		4,296,716
Total assets at fair value	$25,089,854	$—	$4,297,023		$29,386,877

(a) Transferred from Level 1 to Level 3 due to increase in unobservable data as the stock was delisted.

	2009

	Level 1	Level 2	Level 3	Total
Common Stocks:
Colonial Properties Trust Stock Fund	$2,880,654	$—	$—	$2,880,654
Colonial BancGroup, Inc. Stock Fund	571	—	—	571
Total Common Stocks	2,881,225	—	—	2,881,225

Mutual Funds:
Large U.S. Equity	4,342,610	—	—	4,342,610
Small / Mid U.S. Equity	4,131,904	—	—	4,131,904
International Equity	1,135,950	—	—	1,135,950
Balanced / Asset Allocation	6,191,146	—	—	6,191,146
Fixed Income	1,955,307	—	—	1,955,307
Total Mutual Funds	17,756,917	—	—	17,756,917

Guaranteed Investment Contract	—	—	4,801,375	4,801,375
Total assets at fair value	$20,638,142	$—	$4,801,375	$25,439,517

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for year ended December 31, 2010:

	Colonial	Guaranteed
	BancGroup, Inc.	Investment
	Stock Fund	Contract	Total

Balance, beginning of year	$571	$4,801,375	$4,801,946

Realized gains/(losses)	22	10,462	10,484

Unrealized gains/(losses) relating to instruments still
held at the reporting date	(254)	125,623	125,369

Purchases, sales, issuances and settlements (net)	(32)	(640,744)	(640,776)

Balance, end of year	$307	$4,296,716	$4,297,023

The amount of total gains/(losses) for the period included
in changes in net assets attributable to the change in
unrealized gains/(losses) relating to assets still held
at the reporting date	$(254)	$125,623	$125,369

Gains and losses (realized and unrealized) included in the change in net assets for the period above are reported in Net appreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.     Investment Contract with Insurance Company

In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
If the Plan Sponsor decides to terminate the Plan's interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	1/1/2010-6/30/2010	7/1/2010-12/31/2010

Based on interest rate credited to participants	3.10%	2.90%
Based on actual earnings	3.10%	2.90%

7.     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated June 10, 2011, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.
8.     Related Party Transactions

The Company pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan's recordkeeper, Principal, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company's common stock, and the investment election of the common stock is voluntary by participants.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Colonial Properties Trust	Stock Fund, 257,954 shares	**	$4,656,075
	Colonial BancGroup, Inc.	Stock Fund, 38,413 shares	**	307

*	Principal Fixed Income Option	Guaranteed Investment Contract, 293,225 units	**	4,296,716

	Neuberger Berman Partners Adv Fund	Mutual Fund, 51,396 shares	**	937,985
*	Principal Mid Cap Growth R4 Fund	Mutual Fund, 53,487 shares	**	568,035
	PIMCO Total Return Instl Fund	Mutual Fund, 217,374 shares	**	2,358,505
	T. Rowe Price Rtmt Income R Fd	Mutual Fund, 19,499 shares	**	255,634
	T. Rowe Price Rtmt 2010 R Fd	Mutual Fund, 19,292 shares	**	293,430
	T. Rowe Price Rtmt 2020 R Fd	Mutual Fund, 165,490 shares	**	2,689,210
	T. Rowe Price Rtmt 2030 R Fd	Mutual Fund, 100,128 shares	**	1,712,192
	T. Rowe Price Rtmt 2040 R Fd	Mutual Fund, 83,280 shares	**	1,436,578
	T. Rowe Price Rtmt 2050 R Fd	Mutual Fund, 71,539 shares	**	691,065
	MFS Value R2 Fund	Mutual Fund, 74,113 shares	**	1,677,919
	Prud Jenn 20/20 Focus A Fund	Mutual Fund, 119,860 shares	**	1,904,576
	Aston/Optimum Mid Cap N Fund	Mutual Fund, 62,547 shares	**	1,997,760
	Columbia Small Cap Core A Fund	Mutual Fund, 59,650 shares	**	922,196
	Nuveen RealEst Secs A Fund	Mutual Fund, 36,490 shares	**	656,452
	Franklin Small Cap Value R Fd	Mutual Fund, 14,622 shares	**	647,472
	Heartland Select Value I Fund	Mutual Fund, 1,376 shares	**	40,165
	Invesco Sm Cap Growth R Fund	Mutual Fund, 19,127 shares	**	532,312
	Oppenheimer Int'l Growth N Fd	Mutual Fund, 40,228 shares	**	1,112,293
		Total Mutual Funds		20,433,779

				$29,386,877

*	Denotes a party-in-interest to the Plan.
**	Cost information is not required for participant directed accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST
AMENDED AND RESTATED
401(k)     PROFIT SHARING PLAN

Date: June 15, 2011                     /s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer &
Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Sellers, Richardson, Holman & West, LLP	Filed herewith